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MAY 28 2008

Washington, DC
110

SECUR. 08031839 SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 51612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEW STREAM SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Grove Street, Bldg C
(No. and Street)

Ridgefield	CT	06877
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(203)431-0330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Solomon And Nislon, P.A.
(Name – *if individual, state last, first, middle name*)

821 North Charles St.	Baltimore	MD	21201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Luciano R. Nicasio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Stream Securities, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Lindsay Brightman
Notary Public
State Of Connecticut
My Commission Expires March 31, 2012

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW STREAM SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEARS ENDED
DECEMBER 31, 2007 AND 2006

CONTENTS

MEMBER
AMERICAN INSTITUTE OF CERTIFIED
PUBLIC ACCOUNTANTS

SOLOMON AND NISLOW, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

BALTIMORE, MARYLAND
(410) 727-2717

MEMBER
MARYLAND ASSOCIATION OF CERTIFIED
PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Members
New Stream Securities, LLC
Ridgefield, Connecticut

We have audited the accompanying statements of financial condition of New Stream Securities, LLC as of December 31, 2007 and 2006, and the related statements of operations, changes in members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Stream Securities, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11-14 is presented for purposes of additional analysis and is not a required part of the basic

financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Solomon and Nistor, PA

Baltimore, Maryland
April 2, 2008

New Stream Securities, LLC
Statements of Financial Condition
December 31, 2007 and 2006

Assets

	2007	2006
Current assets		
Cash	$ 18,223	$ 6,757
Trade accounts receivable, net	-	7,500
Other receivables	-	(80)
Prepaid fees	85,000	-
Total Current Assets	$ 103,223	$ 14,177
Total Assets	$ 103,223	$ 14,177

Liabilities and Members' Equity

	2007	2006
Current liabilities		
Accounts payable	$ 5,184	$ 3,000
Total current liabilities	5,184	3,000
Members' equity	98,039	11,177
Total liabilities and member's equity	$ 103,223	$ 14,177

See accompanying notes.

New Stream Securities, LLC
Statement of Operations and Member's Equity
For the Years Ended
December 31, 2007 and 2006

	2007	2006
Revenues		
Advisory fees	$ 14,000	$ 61,500
Referral fees	-	450,000
Interest income	35,000	53
Other Income	18,082	-
Gross profit	67,082	511,553
Expenses		
Bank charges	1,087	223
Business services	1,147	4,584
Casual labor	-	-
Computer expense	921	726
Consulting expense	36,000	-
Dues and subscriptions	3,111	4,651
Entertainment and Meals	3,001	14,783
Insurance	16,216	29,513
Guaranteed payments	-	405,700
Other expenses	1,417	1,878
Professional fees	9,200	5,500
Rent	1,800	26,186
Supplies and materials	2,174	12,945
Taxes and licenses	428	368
Telephone expense	4,934	3,736
Travel	6,334	7,838
Utilities	1,172	4,382
Total Operating Expenses	88,942	523,013
Net income(loss)	(21,860)	(11,460)
Members' Equity,		
Beginning	11,177	8,637
Contributed capital	108,722	14,000
Members' Equity, end of year	$ 98,039	$ 11,177

See accompanying notes.

New Stream Securities, LLC
Statement of Cash Flows
For the Years Ended
December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities		
Net income (loss)	$ (21,860)	$ (11,460)
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase)Decrease in receivables, net	7,420	(6,000)
(Increase)Decrease in prepaid fees	(85,000)	-
(Increase)Decrease in other non-cash assets, net	-	-
Increase(Decrease) in accounts payable	2,184	-
Net cash provided by(used in) operating activities	(97,256)	(17,460)
Cash flows from financing activities		
Repayment of debt	-	
Borrowings of long term debt	-	
Net distributions and contributions of capital	108,722	14,000
Net cash provided by(used in) financing activities	108,722	14,000
Net (decrease)increase in cash	11,466	(3,460)
Cash, beginning of year	6,757	10,217
Cash, end of year	$ 18,223	$ 6,757

See accompanying notes.

New Stream Securities, LLC
Notes to Financial Statements
For the Years Ended December 31, 2007 and 2006

Note 1 - Summary of Significant Accounting Policies

Organization and Background

New Stream Securities, LLC (the "Company") is a broker-dealer whose membership in the National Association of Securities Dealers, Inc. became effective April 17, 2000. The Company assists middle market and development stage companies in raising capital through the private placement of securities.

Cash and Cash equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Government and Other Regulations

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting its operations in accordance with the applicable requirements of these organizations.

Income Taxes

The Company is not subject to income taxes as the income or loss is includable in the tax returns of the members.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Prepaid Fees

During 2007, the Company paid a customer $85,000 in order to maintain the fee structure in a pending fundraising transaction. The transaction is expected to close in the second quarter of 2008. These fees are reported as current assets.

Note 3 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000.00 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2007 and 2006, the Partner's "Net Capital" was $98,039 and $11,178, respectively, which exceeded requirements by $93,039 and $6,177, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.00 to 1.

Note 4 - Name Change

During 2007, the Company was purchased and its name changed to New Stream Securities, LLC. All other arrangements remain the same.

SUPPLEMENTARY INFORMATION

New Stream Securities, LLC
Computation of Net Capital per
Uniform Net Capital Rule 15c3-1
For the years ended December 31, 2007 and 2006

	2007	2006
Credits		
Members' equity	$ 98,039	11,177
Minimum capital requirement - greater of $5,000.00 or 6 2\3% of aggregate indebtedness of $ 3,000	$ 5,000	$ 5,000
Disallowed investment	(85,000)	-
Excess net capital	$ 8,039	$ 6,177
Ratio of aggregate indebtedness to net capital	0.00 to 1	0.00 to 1

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See independent auditors' report.

New Stream Securities, LLC
Statement on Exemption from the Computation of
Reserve Requirements and Information for Possession
or Control Requirements Under Rule 15c3-3
as of December 31, 2007

In accordance with the exemptive provisions of SEC Rule 15c3-3. specifically exemption k(2)(i), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements.

See independent auditors' report.

MEMBER
AMERICAN INSTITUTE OF CERTIFIED
PUBLIC ACCOUNTANTS

SOLOMON AND NISLOW, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

BALTIMORE, MARYLAND
(410) 727-2717

MEMBER
MARYLAND ASSOCIATION OF CERTIFIED
PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
New Stream Securities, LLC
Ridgefield, Connecticut

In planning and performing our audit of the financial statements and supplementary information of New Stream Securities, LLC (the Company) for the years ended December 31, 2007,and 2006 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles accepted by the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may nor be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Solomon ad Mob, PA.

Baltimore, MD
April 2, 2008

END